RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended September
	2012	2013	2014	2015	2016
Fixed Charges
Interest expensed and capitalized interest	83,078	89,447	79,724	72,409	64,233
Debt related amortization	2,823	646	22,927	5,433	5,947
Portion of rents representative of interest factor	-	-	-	-	-
Preferred returns to minority interest shareholders	-	-	-	-	-
Total Fixed Charges	85,901	90,093	102,651	77,842	70,180

Earnings
Pre-tax income (loss) from continuing operations, before taxes, as reported	(22,542)	(139,223)	13,961	37,912	58,195
Add: Noncontrolling interest	399	593	876	1,002	1,058
Less: Equity in earnings of associated companies, net	(7,231)	(8,685)	(8,297)	(8,254)	(8,533)
Income (loss) from continuing operations, before income taxes, as adjusted	(29,773)	(147,908)	5,664	29,658	49,662
Add: Fixed charges	85,901	90,093	102,651	77,842	70,180
Add: Amortization of capitalized interest	-	-	-	-	-
Add: Distributed income of associated companies	9,086	11,398	9,996	10,975	13,886
Less: Interest capitalized	-	-	-	-	-
Less: Preference security dividend	-	-	-	-	-
Less: Noncontrolling interest	399	593	876	1,002	1,058
Total earnings (losses) available for fixed charges	64,815	(47,010)	117,435	117,473	132,670

Ratio of earnings to fixed charges	(A)	(B)	1.1	1.5	1.9

(A)
The ratio was less than 1.0 for the fiscal year ended September 30, 2012 as earnings were not adequate to cover fixed charges. Additional earnings of approximately $21 million would have been necessary to bring the ratio to 1.0. Loss from continuing operations before income taxes, as reported, includes $41 million of debt refinancing and reorganization charges. Absent these charges, the ratio of earnings to fixed charges would have been 1.2. These charges are described in our 2013 Form 10-K, which is incorporated by reference herein.

(B)
The ratio was less than 1.0 for the fiscal year ended September 29, 2013 as earnings were not adequate to cover fixed charges. Additional earnings of approximately $137 million would have been necessary to bring the ratio to 1.0. Loss from continuing operations before income taxes, as reported, includes $171 million of asset impairment charges. Absent these charges, the ratio of earnings to fixed charges would have been 1.4. These charges are described in our 2013 Form 10-K, which is incorporated by reference herein.